EXHIBIT 99.1

Inventiva Reports 2022 First-Half Financial Informationˆ

  Cash position2 at €87.2 m as of June 30, 2022
  Revenues of €0.1 m in H1 2022
  Inventiva entered into a finance loan and a warrant agreement for up to €50 million with the European Investment Bank (EIB)
  Inventiva raised approximately €14.6m through a combination of its At-The-Market program (for €9.3m in gross proceeds) and new State backed bank financing (for €5.3m)
  Cash runway extended until the end of second quarter 2023 without taking into account the €50m finance loan from the EIB

Daix (France), Long Island City (New York, United States), July 28, 2022 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of patients with non-alcoholic steatohepatitis (NASH) and other diseases with significant unmet medical needs, today reported its cash position as of June 30, 2022, and its revenues for the first half of 2022.

Cash Position

As of June 30, 2022, Inventiva’s cash position was €87.2 million compared to €80.5 million as of March 31, 2022 and €95.4 million as of December 31, 2021.

Net cash used in operating activities amounted to €26.1 million in the first half of 2022 compared to €19.8 million for the same period in 2021. R&D expenses for the first half of 2022, mainly driven by the development of lanifibranor in NASH, were up 53% compared to the first half of 2021. This significant increase in R&D expenses was driven by the costs associated with the NATiV3 Phase III clinical trial of lanifibranor in NASH and, to a lesser extent,  with the Legend Phase IIa combination trial with lanifibranor and empagliflozin in patients with NASH and type 2 diabetes . In January 2022, the Company received a €4 million milestone payment from AbbVie following the inclusion of the first patient in the ongoing Phase IIb clinical trial with cedirogant (previously ABBV-157) in adult patients with moderate to severe chronic plaque psoriasis, and the 2021 R&D tax credit (“CIR”) for €3.6 million was received in May 2022.

Net cash generated from investing activities for the first half of 2022 amounted to €0.8 million, compared to -€1.2 million for the same period in 2021.

Net cash from financing activities for the first half of 2022 amounted to €13.96 million compared to no net cash generated from financing activities over the first half of 2021. This increase is mainly driven by the equity raised through the Company’s At-The-Market Program for approximately €9.3 million (gross proceeds) on June 15, 2022,  and three loan agreements with French banks for a total amount of
€5.3 million. One of the loans has been contracted as part of a state-guaranteed PGE loan facility ("Prêt Garanti par l’Etat") with Bpifrance and the two others from a stimulus economic plan ("Prêts Participatifs Relance") granted by Crédit Agricole Champagne-Bourgogne and Société Générale.

Over the first half of 2022, the Company recorded a positive exchange rate effect on cash and cash equivalents of €3.2 million versus €1.5 million for the first half of 2021, due to the strengthening of USD versus Euro.

Furthermore, the Company also finalized the documentation requirement under the credit facility for up to $50 million with the European Investment Bank (the “EIB”) announced on May 16, 2022, by signing a warrant agreement with the EIB on July 1, 2022. The Company plans to use the proceeds from the EIB facility, when received, towards its clinical studies and preclinical pipeline, including to help fund a portion of its NATiV3 Phase III clinical trial of lanifibranor in patients with NASH3.

Considering its current R&D and clinical development programs and excluding any proceeds from the EIB credit facility and any potential additional financial resources, the Company estimates that its existing cash, cash equivalents and short-term deposits should allow the Company to fund its operations through the end of the second quarter 20234.

Revenues

The Company’s revenues for the first half of 2022 amounted to €0.1 million, as compared to €0.2 million for the same period in 2021.

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Next key milestones expected

  Strategy update on the potential development of odiparcil – anticipated by end of 2022
  Publication of the results of the investigator-initiated study with lanifibranor in patients  with NAFLD and T2D – previously planned for second half of 2022 is now expected in the first quarter of 2023
  Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in NASH – planned for first half of 2023
  Study completion of phase IIb trial of cedirogant in patient with psoriasis conducted by AbbVie – planned for first half of 2023
  Topline results of Phase IIa LEGEND of lanifibranor in combination with empagliflozin in patients with NASH and T2D– planned for second half of 2023

Upcoming investor conference participation

  H.C. Wainwright 24th Annual Global Investment Conference – September 12-14, New York City
  KBC Life Sciences Conferences – September 15-16, Virtual
  Lyon Pôle Bourse- September 28, Lyon
  HealthTech Innovation Days – October 12-14, Paris
  Portzamparc BNP Paribas Biotech & Santé - October 4, Virtual
  Jefferies 2022 London Healthcare Conference - November 15-17, London

Upcoming scientific conference participation

  Paris Nash Meeting - September 8-9, Paris
  91èmes Journées Scientifiques de l’AFEF - October 5-8, Dijon
  AASLD - The Liver Meeting - November 4-8, Washington, DC
  6th Obesity and NASH Drug Development Summit – November 29 through December 1st, Boston

Next financial results publication

  Financial results for the first half of 2022: Wednesday, September 21, 2022 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with NASH and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

The Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases that resulted in the discovery of the drug candidate cedirogant (ABBV-157), an oral RORγ inverse agonist which is being evaluated in a Phase IIb clinical trial, led by AbbVie, in adult patients with moderate to severe chronic plaque psoriasis. Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult mucopolysaccharidoses (MPS) VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program.

The Company has a scientific team of approximately 80 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com.

Contacts

Inventiva Pascaline Clerc VP of Global External Affairs media@inventivapharma.com +1 240 620 9175	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Matthieu Benoist Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513 1284

Important Notice

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements. These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including recruitment,  screening and enrolment for those trials, including the LEGEND trial for the treatment of NAFLD, the NATiV3 Phase III clinical trial with lanifibranor in NASH and the expected Phase IIb clinical trial of cedirogant led by AbbVie, potential development of odiparcil, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, including LEGEND, the potential therapeutic benefits of lanifibranor in combination with empagliflozin, the design of trials, including LEGEND,  pipeline and preclinical and clinical development plans, milestone payments, royalties and product sales, potential proceeds under the Company’s financing arrangements, future activities, expectations, plans, growth and prospects of Inventiva and the sufficiency of Inventiva’s cash resources and cash runway. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “plans”, “designed”, “hopefully” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Future events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrolment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic and geopolitical events, such as the conflict between Russia and Ukraine, related sanctions and related impacts and potential impacts on the initiation, enrolment and completion of Inventiva’s clinical trials on anticipated timelines, and macroeconomic conditions, including global inflation and financial markets. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document for the year ended December 31, 2021 filed with the Autorité des Marchés Financiers on March 11, 2022 and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission on March 11, 2022 for additional information in relation to such factors, risks and uncertainties.

All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above.

1 Non-audited financial information.

2 The cash position is defined as cash and cash equivalents as well as short-term deposits which are included in the category “other current assets” in the IFRS consolidated statement of financial position as of June 30, 2022 but are considered by the Company as liquid and easily available.

3As announced by the Company, the facility loan is divided in two tranches of €25 million, each which are subject to the completion of certain condition precedents. For a detailed description of the conditions, consult the press release of July 4, 2022.

4 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in-licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue.  The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.

Attachment

  Inventiva - PR - H1 2022 CA Cash - EN - 28072022 (https://ml-eu.globenewswire.com/Resource/Download/79d226e3-fb65-44af-a599-a09544fb7606)